Exhibit 99.1
ECARX Announces Fourth Quarter and Full Year 2023 Unaudited Financial Results

Shanghai, China, February 28, 2024 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended December 31, 2023.

“ECARX closed out 2023 on a high note, delivering a 31% year-over-year increase in revenues and significantly narrowing our net loss for the full year,” said ECARX Chairman and CEO Ziyu Shen. “Our innovative digital cockpit solutions are gaining considerable traction in the market as we bring our sophisticated in-car experience to new EV models with truly international reach and build stronger brand awareness among global automotive OEMs. This was reflected in the launch of the Polestar 4 and Volvo EX30 during the quarter which showcased our customized OS and Cloudpeak software stack. We also added one new mass-market Japanese brand and secured multiple EV project wins through our strategic collaboration with one of China’s top automotive OEM groups which underscores our ability to seamlessly develop full-stack solutions in close cooperation with our partners. While we continue to invest in our future long-term growth, we are simultaneously working to improve operating efficiency across our supply chain to build a sustainable path towards profitability as our business scale grows. With growth momentum picking up, we are confident in our ability to capitalize on the long-term growth of the EV sector, both in China and globally, to create substantial value for our shareholders.”
Fourth Quarter 2023 Financial Results:
•Total revenue of RMB1,868.7 million (US$263.1 million), up 22% year-over-year (“YoY”).
◦Sales of goods revenue of RMB1,313.0 million (US$184.9 million), up 26% YoY, primarily driven by the increase in sales volume for digital cockpits with the launches of Geely Auto and Geely Ecosystems new vehicle programs.
◦Software license revenue of RMB92.6 million (US$13.0 million), down 62% YoY, primarily due to RMB133.3 million intellectual property licenses revenue recorded in the same period last year, and a decrease in the operating software sales volume.
◦Service revenue of RMB463.1 million (US$65.2 million), up 95% YoY, due to the service completion and delivery of Volvo EX30 and Polestar 4 during the quarter.
•Total cost of revenue was RMB1,437.2 million (US$202.5 million), up 31% YoY, primarily driven by an increase in sales volume of digital cockpits and service revenue.
•Gross profit of RMB431.5 million (US$60.6 million), up 1% YoY, giving a gross margin of 23%.
•Research and development expenses were RMB473.4 million (US$66.7 million), down 7% due to lower share-based compensation expenses during the quarter offset by a higher investment in our core product roadmap and international research and development expansion.

•Selling, general and administrative expenses and others, net were RMB255.4 million (US$36.0 million), down 60% YoY, primarily driven by lower share-based compensation expenses in the quarter and merger expenses of RMB34.9million recorded in the same quarter last year.
•Net loss of RMB322.9 million (US$45.7 million), down 57% YoY and up 15% quarter-over-quarter (“QoQ”). The YoY decrease was primarily attributed to lower share-based compensation expenses in the quarter while the QoQ increase was mainly due to higher research and development expenses.
•Adjusted EBITDA (non-GAAP) loss of RMB232.4 million (US$32.9 million), up from Adjusted EBITDA (non-GAAP) loss of RMB221.5 million from the same period last year.
•Total cash of RMB588.2 million (US$82.8 million), including RMB27.1 million (US$3.8 million) in restricted cash, as of December 31, 2023.

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Full Year 2023 Financial Results:

On June 30, 2023, ECARX signed transaction agreements to increase its investment and took a controlling financial interest in JICA Intelligent Robotics Co., Ltd. (“JICA”), an entity under common control. Consequently, these consolidated results have been presented by combining assets, liabilities, revenues, expenses and equity of Ecarx and JICA using the pooling-of interests method as if the transaction occurred at the beginning of the comparative period presented. All intercompany transactions and balances between the combining entities have been eliminated.
•Total revenue was RMB4,666.1 million (US$657.1 million), up 31% compared to RMB3,562.1 million in 2022.
◦Sales of goods revenue was RMB3,311.5 million (US$466.4 million), up 36% compared to RMB2,434.0 million in 2022, primarily driven by an increase in sales volume of digital cockpits with the launches of Geely Auto & Geely Ecosystem brands new vehicle programs, as well as the ramp-up of new digital cockpit sales volumes and the shift in portfolio revenue mix from infotainment head units (IHUs) to digital cockpits, which have a higher total revenue per unit.
◦Software license revenue was RMB444.8 million (US$62.6 million), up 10% compared to RMB404.5 million in 2022, primarily driven by intellectual property licenses and new software solutions revenue growth.
◦Service revenue was RMB909.8 million (US$128.1 million), up 26% compared to RMB723.6 million in 2022, was primarily contributed by higher design and development service revenue with the delivery of new EV models Volvo EX30 and Polestar 4.
•Total cost of revenue was RMB3,396.2 million (US$478.3 million), up 32% compared to RMB2,568.1 million in 2022, primarily driven by an increase in sales volume of digital cockpits and higher mix of new digital cockpits which have a higher total cost per unit. The increased sales volume and these new digital cockpits contributed to the increase in the cost of goods sold. The increase in cost of services was mainly due to the increase in revenues from the design and development of automotive computing platforms.
•Gross profit was RMB1,269.9 million (US$178.8 million), up 28% compared to RMB994.0 million in 2022, giving a gross margin of 27% (compared to 28% in 2022).
•Research and development expenses were RMB1,264.3 million (US$178.1 million), down 5% compared to RMB1,332.8 million in 2022, mainly due to lower share-based compensation expenses during the year offset by a higher investment in our core product roadmap and international research and development expansion.
•Selling, general and administrative expenses and others, net were RMB923.4 million (US$130.1 million), down 28% compared to RMB1,289.3 million in 2022, primarily driven by lower share-based compensation expenses during the year.
•Net loss of RMB1,015.3 million (US$143.2 million), down 37% compared to RMB1,606.9 million in 2022, primarily attributable to incremental gross profit from revenue growth and lower share-based compensation expense during the year offset by gains on deconsolidation of a subsidiary and an equity security, and higher government grants recorded in 2022 compared to 2023.
•Adjusted EBITDA (non-GAAP) loss of RMB710.3 million (US$100.2 million), an improvement from Adjusted EBITDA (non-GAAP) loss of RMB746.9 million in 2022.

Fourth Quarter 2023 Business Development:
•Expanding Global Customer Base and Partnerships
◦Over 6 million vehicles on the road with ECARX products as of December 31, 2023
◦Solid and growing pipeline with 49 vehicle models equipped with ECARX solutions expected to launch over the next 18 months
◦Added a mass-market Japanese brand to the Company’s customer base
◦Secured multiple project wins for EV models through our strategic collaboration with one of China’s top automotive OEM groups and three project wins within the Geely ecosystem
◦Strengthened collaboration with Black Sesame to bring powerful ADAS solutions to the market and to further develop our intelligent driving ecosystem
◦Formed joint venture with smart to drive development of intelligent automotive products

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•Vehicle Launches
◦Volvo EX30 equipped with ECARX Cloudpeak launched across 33 markets internationally
◦Polestar 4 equipped with Polestar OS, the customized OS based on Flyme Auto, and the integrated driver-assist system developed in partnership with Mobileye
# # #
Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Wednesday, February 28, 2024, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/csskvz6t

To join the earnings call by telephone, participants must preregister at https://register.vevent.com/register/BI6210d5b9045a49d98d4d19261b4f1ff7 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 2,000 employees based in 11 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk&Co, Polestar, Smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 6 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Translation of results into U.S. dollars
This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
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Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents the non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Condensed Consolidated Balance Sheets

	As of December 31, 2022	As of December 31, 2023
Millions, otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	860.5	561.1	79.0
Restricted cash	41.0	27.1	3.8
Short-term investments	—	137.9	19.4
Accounts receivable – third parties, net	418.2	285.8	40.3
Accounts receivable – related parties, net	835.3	1,545.8	217.7
Notes receivable	179.1	54.6	7.7
Inventories	182.6	160.8	22.6
Amounts due from related parties	911.7	74.1	10.4
Prepayments and other current assets	424.9	441.7	62.5
Total current assets	3,853.3	3,288.9	463.4

Non-current assets
Long-term investments	353.9	301.0	42.4
Operating lease right-of-use assets	99.7	125.2	17.6
Property and equipment, net	139.6	120.8	17.0
Intangible assets, net	44.9	179.3	25.3
Other non-current assets – third parties	26.0	28.2	4.0
Other non-current assets – related parties	213.7	224.3	31.6
Total non-current assets	877.8	978.8	137.9
Total assets	4,731.1	4,267.7	601.3

LIABILITIES
Current liabilities
Short-term borrowings	870.0	1,200.0	169.0
Accounts payable - third parties	1,445.2	1,818.0	256.1
Accounts payable - related parties	241.8	278.8	39.3
Notes payable	168.4	10.0	1.4
Amounts due to related parties	42.8	35.7	5.0
Contract liabilities, current - third parties	4.7	0.6	0.1
Contract liabilities, current - related parties	316.7	207.0	29.2
Current operating lease liabilities	31.1	35.1	4.9
Accrued expenses and other current liabilities	785.3	614.5	86.6
Income tax payable	21.6	15.8	2.2
Total current liabilities	3,927.6	4,215.5	593.8

Non-current liabilities
Contract liabilities, non-current - third parties	0.1	—	—
Contract liabilities, non-current - related parties	282.0	134.0	18.9
Convertible notes payable, non-current	439.9	455.7	64.2
Operating lease liabilities, non-current	68.8	107.6	15.2
Warrant liabilities, non-current	16.5	5.1	0.7
Provisions	30.7	90.9	12.8
Other non-current liabilities	—	93.3	13.1
Total non-current liabilities	838.0	886.6	124.9
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ECARX Holdings Inc.
Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2022	As of December 31, 2023
Millions, otherwise noted	RMB	RMB	USD
Total liabilities	4,765.6	5,102.1	718.7

SHAREHOLDERS' DEFICIT
Ordinary Shares	—	—	—
Additional paid-in capital	5,919.7	6,093.7	858.3
Accumulated deficit	(5,730.2)	(6,670.4)	(939.5)
Accumulated other comprehensive loss	(385.9)	(344.7)	(48.5)
Total deficit attributable to ordinary shareholders	(196.4)	(921.4)	(129.7)
Non-redeemable non-controlling interests	161.9	87.0	12.3
Total shareholders' deficit	(34.5)	(834.4)	(117.4)
Liabilities and shareholders' deficit	4,731.1	4,267.7	601.3

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ECARX Holdings Inc.
Condensed Consolidated Statement of Comprehensive Loss

	Three months Ended December 31			Year Ended December 31
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Revenue
Sales of goods revenue	1,044.0	1,313.0	184.9	2,434.0	3,311.5	466.4
Software license revenue	246.7	92.6	13.0	404.5	444.8	62.6
Service revenue	237.6	463.1	65.2	723.6	909.8	128.1
Total revenue	1,528.3	1,868.7	263.1	3,562.1	4,666.1	657.1
Cost of goods sold	(873.7)	(1,167.6)	(164.5)	(1,970.8)	(2,734.0)	(385.1)
Cost of software licenses	(63.1)	(21.8)	(3.1)	(126.8)	(120.3)	(16.9)
Cost of services	(163.2)	(247.8)	(34.9)	(470.5)	(541.9)	(76.3)
Total cost of revenue	(1,100.0)	(1,437.2)	(202.5)	(2,568.1)	(3,396.2)	(478.3)
Gross profit	428.3	431.5	60.6	994.0	1,269.9	178.8

Research and development expenses	(508.4)	(473.4)	(66.7)	(1,332.8)	(1,264.3)	(178.1)
Selling, general and administrative expenses and others, net	(644.0)	(255.4)	(36.0)	(1,289.3)	(923.4)	(130.1)
Total operating expenses	(1,152.4)	(728.8)	(102.7)	(2,622.1)	(2,187.7)	(308.2)
Loss from operation	(724.1)	(297.3)	(42.1)	(1,628.1)	(917.8)	(129.4)

Interest income	5.0	7.6	1.1	13.8	30.5	4.3
Interest expenses	(16.1)	(21.2)	(3.0)	(44.5)	(79.3)	(11.2)
Share of results of equity method investments	(3.6)	(7.4)	(1.0)	(71.9)	(43.1)	(6.1)
Gain on deconsolidation of a subsidiary	—	—	—	72.0	—	—
Foreign currency exchange gains/(losses)	1.7	3.7	0.5	(18.2)	(10.3)	(1.5)
Others, net	5.1	(12.2)	(1.7)	99.1	1.1	0.2
Loss before income taxes	(732.0)	(326.8)	(46.2)	(1,577.8)	(1,018.9)	(143.7)
Income tax (expenses)/benefits	(20.1)	3.9	0.5	(29.1)	3.6	0.5
Net loss	(752.1)	(322.9)	(45.7)	(1,606.9)	(1,015.3)	(143.2)
Net loss attributable to non-redeemable non-controlling interests	20.1	28.0	3.9	42.5	75.0	10.6
Net loss attributable to redeemable non-controlling interests	—	—	—	0.5	—	—
Net loss attributable to ECARX Holdings Inc.	(732.0)	(294.9)	(41.8)	(1,563.9)	(940.3)	(132.6)
Accretion of redeemable non-controlling interests	—	—	—	(0.7)	—	—
Net loss available to ECARX Holdings Inc.	(732.0)	(294.9)	(41.8)	(1,564.6)	(940.3)	(132.6)
Accretion of Redeemable Convertible Preferred Shares	(78.1)	—	—	(354.9)	—	—
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(810.1)	(294.9)	(41.8)	(1,919.5)	(940.3)	(132.6)
Net loss	(752.1)	(322.9)	(45.7)	(1,606.9)	(1,015.3)	(143.2)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	97.3	15.9	2.2	(391.9)	41.2	5.8
Comprehensive loss	(654.8)	(307.0)	(43.5)	(1,998.8)	(974.1)	(137.4)
Comprehensive loss attributable to non-redeemable non-controlling interests	20.1	28.0	3.9	42.5	75.0	10.6
Comprehensive loss attributable to redeemable non-controlling interests	—	—	—	0.5	—	—
Comprehensive loss attributable to ECARX Holdings Inc.	(634.7)	(279.0)	(39.6)	(1,955.8)	(899.1)	(126.8)
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ECARX Holdings Inc.
Condensed Consolidated Statement of Comprehensive Loss (continued)

	Three months Ended December 31			Year Ended December 31
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD

Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(3.26)	(0.87)	(0.12)	(8.02)	(2.79)	(0.39)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	248,341,808	337,442,347	337,442,347	239,296,386	337,407,225	337,407,225

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Adjusted EBITDA
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Three Months Ended December 31			Year Ended December 31
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net Loss	(752.1)	(322.9)	(45.7)	(1,606.9)	(1,015.3)	(143.2)
Interest income	(5.0)	(7.6)	(1.1)	(13.8)	(30.5)	(4.3)
Interest expense	16.1	21.2	3.0	44.5	79.3	11.2
Income tax (expenses)/benefits	20.1	(3.9)	(0.5)	29.1	(3.6)	(0.5)
Depreciation of property and equipment	14.6	14.3	2.0	50.5	54.0	7.6
Amortization of intangible assets	6.3	14.0	2.0	24.0	31.8	4.5
EBITDA	(700.0)	(284.9)	(40.3)	(1,472.6)	(884.3)	(124.7)
Share-based compensation expenses	478.5	52.5	7.4	725.7	174.0	24.5
Adjusted EBITDA	(221.5)	(232.4)	(32.9)	(746.9)	(710.3)	(100.2)
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